Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Second Quarter of 2013

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the six-month period ended on June 30, 2013, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		2Q 2013	1Q 2013	(Decrease)	2Q 2012	(Decrease)
Revenue*	Specified Quarter	7,608,110	7,335,162	3.72	6,585,904	15.52
	Cumulative Basis	14,943,272	7,335,162	-	14,355,434	4.09

Operating Income	Specified Quarter	291,308	344,136	(15.35)	406,455	(28.33)
	Cumulative Basis	635,444	344,136	-	1,395,248	(54.46)

Income before	Specified Quarter	307,884	348,219	(11.58)	446,982	(31.12)
Income Tax Expense	Cumulative Basis	656,103	348,219	-	1,410,944	(53.50)

Net Income	Specified Quarter	193,173	251,216	(23.10)	360,939	(46.48)
	Cumulative Basis	444,389	251,216	-	1,093,590	(59.36)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	148,223	210,123	(29.46)	304,840	(51.38)
	Cumulative Basis	358,346	210,123	-	967,902	(62.98)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”) and reflects applicable amendments to the K-IFRS that were declared effective as of January 1, 2013.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the Second Quarter of 2013

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the six-month period ended on June 30, 2013, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		2Q 2013	1Q 2013	(Decrease)	2Q 2012	(Decrease)
Revenue*	Specified Quarter	4,926,673	5,320,812	(7.41)	4,336,084	13.62
	Cumulative Basis	10,247,485	5,320,812	-	10,402,253	(1.49)

Operating Income	Specified Quarter	199,249	210,434	(5.32)	182,015	9.47
	Cumulative Basis	409,682	210,434	-	892,036	(54.07)

Income before	Specified Quarter	239,549	195,117	22.77	221,748	8.03
Income Tax Expense	Cumulative Basis	434,664	195,117	-	925,384	(53.03)

Net Income	Specified Quarter	194,499	192,118	1.24	230,462	(15.60)
	Cumulative Basis	386,616	192,118	-	842,871	(54.13)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	194,215	191,853	1.23	230,170	(15.62)
	Cumulative Basis	386,068	191,853	-	842,376	(54.17)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

The above figures are prepared in accordance with the K-IFRS and reflects applicable amendments to the K-IFRS that were declared effective as of January 1, 2013.

The figures for revenue, operating income and income before income tax expense exclude the results of certain discontinued operations relating to the horizontal spin-off of the credit card business of Woori Bank.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.